Exhibit 12.1

Redfin Corporation
Computation of Ratio of Earnings to Fixed Charges
(unaudited)

	Year Ended December 31,				Three Months Ended March 31, 2018
	2014	2015	2016	2017
	(in thousands)
Earnings:
Loss before income taxes	$(25,036)	$(30,236)	$(22,526)	$(15,002)	$(36,439)
Interest expense	-	-	-	-	-
Assumed interest component of rental expense	953	1,382	1,937	2,611	623
Total earnings available for fixed charges	$(24,083)	$(28,854)	$(20,589)	$(12,391)	$(35,816)
Fixed Charges:
Interest expense
Assumed interest component of rental expense	953	1,382	1,937	2,611	623
Total fixed charges	$953	$1,382	$1,937	$2,611	$623